**Exhibit 99.1**

[Letterhead of Redwood Mortgage Corp.]

March 16, 2009

Dear Redwood Mortgage Investor:

We are writing to advise you of certain actions we are taking in light of the current economic environment and its effect on Redwood Mortgage Investors VIII. While we anticipated downturns in the housing markets, we did not anticipate the near collapse of the credit market that has occurred in recent months. In many respects, new history is being made. Recently, the United States and world financial systems have undergone swift, dramatic, fundamental changes. Some of America's largest financial institutions have experienced forced merger, bailout assistance or liquidation and unprecedented events continue to unfold. As a result of these overarching systemic changes, credit remains severely constrained and our borrowers' traditional sources of loan repayment through refinance or property sale are often unavailable.

Over their thirty-one year history, our general partners have gone through up and down economic cycles and have met and overcome the many challenges encountered through four prior recessions. The events of the past year, and especially the last 3-4 months, have been very challenging for the mortgage industry. The prolonged lack of liquidity, banks' tightened lending standards, declining housing markets, and the reduced ability and elongated timeframes to sell real estate properties have impacted the ability of borrowers to fully meet their loan obligations to Redwood Mortgage Investors VIII. The combination of reduced loan payoffs and increased delinquencies has reduced the Partnership's cash flow.

In addition, the Partnership has an increased need for cash reserves to meet expenses that are necessary to protect and preserve the Partnership's assets. It would be imprudent and unfair to make liquidating distributions to a few withdrawing limited partners when it would result in a detriment to the Partnership as a whole (and all the remaining limited partners).

**Under the Redwood Mortgage Investors VIII Partnership Agreement, liquidation payments to withdrawing Limited Partners are always subject to the availability of sufficient cash flow generated in the ordinary course of the Partnership's business, and the Partnership is not required to sell loans to meet the withdrawal requests of Limited Partners. Therefore, to address this cash flow reduction and to preserve the Partnership's capital, as of March 16, 2009, Redwood Mortgage Investors VIII will suspend all liquidation payments, and will not be accepting new liquidation requests, until further notice. You will still receive, although reduced, a March 31 earnings distribution.**

Please note that our decision to temporarily suspend liquidation payments does not impair the value of your investment; in fact, it helps to preserve that value. We periodically undertake careful analyses of our loan portfolio in an attempt to identify and recognize potential losses. We did so most recently as of the end of 2008. Of course, there is no assurance that markets will not deteriorate further, but conserving cash by suspending liquidation payments will help to preserve and protect the Partnership.

We feel that implementing these actions is prudent and necessary. It is our goal that these actions, will position us to weather the current economic challenges. We value and appreciate the confidence you have placed in us and will continue to manage our portfolio and your investment with the utmost care. Please do not hesitate to contact Investor Services with any questions you may have at (800) 659-6593.

Sincerely,

/s/ Michael Burwell
Michael Burwell